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                            September 30, 2020

       Xiaogang Qin
       Chief Executive Officer
       Wunong Net Technology Co Ltd
       B401, 4th Floor Building 12, Hangcheng Street
       Hourui No. 2 Industrial District
       Southern Section, Zhichuang Juzhen Double Creative Park
       Bao   an District, Shenzhen, People   s Republic of China

                                                        Re: Wunong Net
Technology Co Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 17,
2020
                                                            File No. 333-248876

       Dear Mr. Qin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

       Registration Statement on Form F-1 Filed September 17, 2020

       Quality Control Team, page 68

   1. We note your response to prior comment 2. Please describe the special circumstances that may warrant an onsite
inspection during the pandemic and describe how the inspection would be conducted,
including how the exams are performed, how compliance is
                                                        assessed, and the
consequences if a supplier fails to satisfy your private inspection. In addition, please
disclose how an inspection conducted during the pandemic differs in its processes, assessments,
and consequences, from one conducted prior to the pandemic.
 Xiaogang Qin
FirstName LastNameXiaogang   Qin
Wunong Net  Technology Co Ltd
Comapany 30,
September NameWunong
              2020      Net Technology Co Ltd
September
Page 2    30, 2020 Page 2
FirstName LastName
Restaurants, page 68

2. We note your response to prior comment 5. Please further revise to disclose royalty amounts payable by the franchisees, if any, as well as the term and termination provisions of the franchise agreements.
Social Media, page 82

3.       We note your response to prior comment 6. In this section you refer to various
         performance metrics, including daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings. Please revise your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts. Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-
         10751
Index to Consolidated Financial Statements, page F-1

4. Please ensure that your financial statements are updated with interim information in accordance with Item 8.A(5) of Form 20-F.
Exhibits

5. Please note that your first publicly filed registration statement should be complete.
         Accordingly, all exhibits should be filed with your next amendment and not incorporated by reference to your prior confidential submissions. Refer to Question 10 of the Jumpstart
         Our Business Startups Act Frequently Asked Questions, available at https://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.
6. Please revise Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions (such as items 1 and 5 of Schedule 2). In addition, it is unclear that the qualifications enumerated in Schedule 3 are necessary or appropriate; please revise or advise. Also, counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents; please revise the third paragraph on page 1 and the language in Schedule 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion. Finally, we note your statement on page 2 that you "do not believe we are 'experts'"; please remove this statement, as it is inappropriate for counsel to deny that it is an expert within the meaning of Sections 7 and 11 of the Securities Act. Refer to Staff Legal Bulletin No. 19.
7. Please file a tax opinion and consent from Sichenzia Ross Ference LLP. In this regard, we note that the discussion of U.S. tax law in the "Taxation" section of your prospectus is the opinion of Sichenzia. Refer to Staff Legal Bulletin No. 19. Xiaogang Qin
FirstName LastNameXiaogang   Qin
Wunong Net  Technology Co Ltd
Comapany 30,
September NameWunong
              2020      Net Technology Co Ltd
September
Page 3    30, 2020 Page 3
FirstName LastName
        You may contact Ta Tanisha Meadows at 202-551-3322 or Jim Allegretto at 202-551-
3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Morris at 202-551-3314 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Benjamin Tan, Esq.